SILVER STANDARD RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

1.	THIRD QUARTER 2012 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

13.	NON-GAAP FINANCIAL MEASURES

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

15.	INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

SILVER STANDARD RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

This Management’s Discussion and Analysis (“MD&A”) is intended to supplement the unaudited consolidated interim financial statements of Silver Standard Resources Inc. (“Silver Standard” or the “Company”) for the three and nine months ended September 30, 2012, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB).

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of November 7, 2012, and should be read in conjunction with the unaudited consolidated interim financial statements for the three and nine months ended September 30, 2012.

Additional information relating to the Company, including the most recent Form 20-F (which constitutes Silver Standard’s Annual Information Form for Canadian Securities law purposes), are available on SEDAR at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained in item 16 herein. The Company uses certain non-GAAP financial measures in this MD&A. For a description of each of the non-GAAP financial measures used in this MD&A please see the discussion under ‘Non-GAAP Financial Measures’ in item 13 of this MD&A.

1. THIRD QUARTER 2012 HIGHLIGHTS

Generated record revenues of $73.5 million, a 73% increase compared with the second quarter of 2012, from record sales of 2.8 million ounces of silver – a 49% increase over last quarter’s sales.

Shipped a record 5,900 dry metric tonnes of silver concentrate containing 3.4 million ounces of silver.

Produced 2.2 million ounces of silver, the second highest quarterly production in the history of the Pirquitas mine, up 7% from the second quarter of 2012, bringing year-to-date production to 6.4 million ounces, in line with guidance.

Milled ore containing an average silver grade of 214 g/t, in line with the 219 g/t reported last quarter. The average recovery rate for silver increased to 77.7% from 74.5% last quarter.

Reported significant silver and zinc mineralization in the Cortaderas target area at Pirquitas, including a 121 metre long intersection of the Cortaderas Breccia mineralization averaging 206 g/t silver and 5.0% zinc and a 26 metre long intersection of the Cortaderas Valley averaging 254 g/t silver and 8.8% zinc[1].

Received government approval for the Environmental Impact Assessment (‘EIA’) at the San Luis property in Peru, a significant milestone.

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1 See news release dated November 7, 2012 for further details of assay results.

2. OUTLOOK

This section of the MD&A provides management’s production and cost estimates for 2012. Major capital and exploration expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in item 16 herein.

Direct mining cost per ounce is a non-GAAP financial measure. Please see the discussion under ‘Non-GAAP Financial Measures’ in item 13 of this MD&A.

The Company retains 2012 production guidance of between 8.2 and 8.5 million ounces of silver and between 10.5 and 11.5 million pounds of zinc.

Direct mining costs for the year ended December 31, 2012 are expected to be between $11.85 and $12.85 per ounce of silver, unchanged from the second quarter report. The regulatory environment in Argentina, as discussed in the Business Overview section, continues to provide a challenging cost environment, especially with inflation at elevated levels; however, the Company remains very focused on cost control.

The Company has now completed long-term silver concentrate sales contracts covering all of the production from Pirquitas through the remainder of 2012 and into 2013. During the third quarter, the Company started to sell down its concentrate inventory, which had accumulated while sales contracts were being negotiated and through the temporary suspension of shipping in the second quarter. The Company anticipates this trend to continue to some extent in the fourth quarter. Going forward, concentrate production and sales are expected to be more aligned.

The Company forecasts that capital expenditures over the last quarter of 2012 at the Pirquitas mine will approximate $10 million, bringing the full year to $23 million, and exploration expenditures in the last quarter of 2012 will approximate $5 million, bringing the full year to approximately $20 million. The majority of exploration expenditures will be capitalized. Expenditures for the completion of the feasibility study at Pitarrilla in the last quarter of 2012, including infrastructure, camp operations and supporting administration, are expected to be approximately $2 million, bringing the total expenditures to $21 million for the full year.

3. BUSINESS OVERVIEW

Silver Standard is engaged in the exploration, development and production of silver-dominant mineral properties located in the Americas and holds an approximate 20% interest in Pretium Resources Inc., a TSX listed gold exploration company.

The Company’s strategic focus is to optimize production of silver from the Pirquitas mine and to advance other principal development and exploration projects, including Pitarrilla, San Luis and San Agustin. The Company has a large in-ground silver position and looks to develop its assets for the benefit of the Company’s shareholders and host communities. Certain projects also contain significant gold and base metals. The Company’s future growth will be primarily driven through its strong balance sheet and development of core projects, while monetizing other non-core projects to support funding requirements.

The macro-economic environment in which the Company operates continues to be impacted by sovereign debt issues in Europe and slowdown of growth in China. Global markets have therefore remained volatile and generally risk averse. Precious metals prices however, have remained steady with silver averaging $29.91 per ounce in the third quarter compared to $29.42 per ounce in the second quarter of 2012. Silver prices strengthened through September, but weakened somewhat in October. The spot price of silver was $32.14, as of the date of this MD&A.

The Pirquitas mine operates within a tightly controlled legislative environment in Argentina. Decrees have been enacted requiring pre-approval for the importation of goods and services into Argentina, which has caused delays in obtaining certain parts and supplies. In the second quarter of 2012, a resolution was issued that reduced the time permitted to repatriate export proceeds from 180 days to 15 days, which caused Pirquitas to temporarily suspended shipments while assessing the impact. Subsequently, the number of days was increased to 30 and then to 120, which enabled the Company to recommence shipping. In September, a revised resolution reinstated the time limit to 180 days.

There has been increased Argentine Central Bank involvement in U.S. dollar inflows and outflows. There is high local inflation, a weakening currency and heightened perceived political risk. Furthermore, new controls over the collection of value added tax (“VAT”) balances have recently been implemented.

Despite improved operating performance compared to previous periods as evidenced by improved production, higher sales and lower direct mining costs, gross margin percentages declined relative to comparative periods. The principal driver of the decline was lower realized silver prices which declined by $10.51 from the third quarter of 2011 to the third quarter of 2012 and by $6.01 in the nine months ended September 30, 2011 to the nine months ended 2012. Additionally, non-cash depreciation, depletion and amortization increased in 2012 relative to 2011, as a result of the reduction in the life of the mine. Despite the decline in gross margin on a percentage basis, income from mine operations increased to $16.5 million in the third quarter of 2012 compared to $11.5 million in the third quarter of 2011 due to higher revenue.

The Pitarrilla feasibility study continues on schedule for completion by the end of 2012. Earlier this year as the feasibility study progressed, the decision was made to extend the scope and carry out additional work that has the potential to add value or reduce the risk of the project. Results of this work are now complete and are being incorporated into the feasibility study. Due to deferrals and delays of other mine construction projects across the industry, the associated timelines for delivery of the Company’s key mining and processing equipment have reduced. As a result, the Company no longer plans to fast-track pre-construction expenditures and will instead only incur ancillary infrastructure expenditures until a construction decision is made.

4. RESULTS OF OPERATIONS

Pirquitas Mine, Argentina

Selected operating and financial data for the quarters ended:

	September 30	June 30	March 31	December 31	September 30
Operating data	2012	2012	2012	2011	2011
Tonnes milled (kt)	404	386	416	241	245
Silver mill feed grades (g/t)	214	219	221	274	250
Silver recoveries (%)	77.7	74.5	77.3	82.4	82.9
Silver (ounces)
- produced	2,163,179	2,021,177	2,171,588	1,751,398	1,631,281
- sold	2,769,519	1,859,349	1,535,855	515,124	707,202

Average realized silver price ($/oz)	29.37	30.06	32.20	33.42	39.88
Average London spot silver price ($/oz)	29.91	29.42	32.62	31.87	38.79

Direct mining cost ($/oz) (1)	13.02	13.07	11.86	14.97	16.20
Total cash cost ($/oz) (1) (2)	24.01	21.88	20.30	17.72	20.60
Total production cost ($/oz) (1)	29.20	27.06	25.36	24.68	24.55

Financial Data ($000s)
Revenue	73,524	42,412	38,406	14,369	26,152
Income (loss) from mine operations	16,469	6,758	6,245	(3,270)	11,492

(1)

The Company reports non-GAAP cost per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of inventory, as shown in the Company’s consolidated interim statement of income (loss) please refer to ‘Non-GAAP Financial Measures’ in item 13 of this MD&A.

(2)	Refer to commentary in item 13 related to total cash cost in periods in which sales are materially higher or lower than production.

Mine production

The Pirquitas mine produced 2.2 million ounces of silver during the third quarter of 2012, compared with 2.0 million ounces during the second quarter of 2012, bringing total silver production for the year to 6.4 million ounces. The improvement in silver production reflects higher average silver recoveries in the plant and consistent throughput at elevated levels. Silver production this quarter was higher than the 1.6 million ounces produced in the third quarter of 2011, principally due to significantly higher mill throughput. The mine also produced 2.8 million pounds of zinc in the third quarter, a 46% increase from the second quarter of 2012, bringing year to date production to 8.0 million pounds.

During the quarter, 404,000 tonnes of ore were processed at an average milling rate of 4,388 tonnes per day, compared to 386,000 tonnes at an average of 4,246 tonnes per day in the second quarter of 2012, and 245,000 tonnes at an average of 2,664 tonnes per day in the third quarter of 2011. The average milling rate of 4,388 tonnes per day this quarter is 10% higher than the plant's nominal design. The ongoing performance above design is the result of continuous improvement initiatives at the mine, including preventative maintenance, mill feed selection, and improved crusher capacity.

Ore milled during the third quarter of 2012 contained an average silver grade of 214 g/t, compared to 219 g/t in the second quarter of 2012, and 250 g/t in the third quarter of 2011. Silver recoveries were 77.7% in the third quarter of 2012 compared to 74.5% in the second quarter of 2012, and 82.9% in the third quarter of 2011. The higher recoveries in the third quarter of 2012 compared to the second quarter of 2012 resulted from further flotation optimization and an improved supply of preferred reagents.

Mine operating costs

Direct mining cost per ounce, total cash cost per ounce and total production cost per ounce are non-GAAP financial measures. Please see the discussion under ‘Non-GAAP Financial Measures’ in item 13 of this MD&A.

Direct mining costs in the third quarter of 2012 were $13.02 per ounce of silver compared to $13.07 per ounce in the second quarter of 2012 and $16.20 per ounce in the third quarter of 2011. Import restrictions continue to impact operational efficiencies, and high local inflation rates in Argentina (without a corresponding devaluation of the peso) continue to challenge the local cost structure. Cost control remains a key focus of management.

Total cash cost in the third quarter of 2012, which includes by-product credits, treatment and refining costs, royalties and production taxes, was $24.01 per ounce of silver compared to $21.88 per ounce of silver in the second quarter of 2012 and $20.60 per ounce in the third quarter of 2011. Treatment and refining costs, as well as royalties and production taxes, all vary as a function of sales prices and are recorded for the actual ounces of silver sold. Consequently, on a per ounce basis, the variability in total cash cost from period-to-period is partially due to sales prices and the difference between production and sales volumes. The incremental per ounce impact of these costs in the third quarter of 2012 as compared with the second quarter of 2012 and third quarter of 2011 was due to the higher volume of sales.

Total production cost, which includes depreciation, depletion and amortization, was $29.20 per ounce in the third quarter of 2012 compared to $27.06 in the second quarter of 2012 and $24.55 in the third quarter of 2011. The depreciation, depletion and amortization costs on a per ounce basis were the same as the second quarter of 2012; however, they are greater than in the third quarter of 2011 due to the reduction in mineral reserves at Pirquitas in the fourth quarter of 2011, which increased the depreciation, depletion and amortization charges on certain assets.

Exploration drilling program

At Pirquitas, the Company increased total planned drilling for the year to approximately 53,000 metres following positive drilling results and the discovery of geophysical anomalies to the east of the San Miguel open-pit. As of October 31, the Company had diamond drilled 140 holes with a combined length of approximately 50,000 metres on the property. The drilling program is principally designed to expand and better define the Cortaderas Breccia and Cortaderas Valley mineral resources and upgrade significant portions of these resources from the Inferred Mineral Resource to the Indicated Mineral Resource category. As reported in a NI 43-101 compliant technical report dated December 23, 2011, the two zones have a combined Inferred Mineral Resource containing an estimated 22.6 million ounces of silver and 361 million pounds of zinc. The Company expects to report updated resource and reserve figures for Pirquitas in early 2013. Selected assay results from the drill program have been published in news releases dated July 25, 2012 and September 11, 2012, and further on November 7, 2012. Highlights of the most recent release include significant silver and zinc mineralization in the Cortaderas target area at Pirquitas including a 121 metre long intersection of the Cortaderas Breccia mineralization with an average grade of 206 g/t silver and 5.0% zinc and a 26 metre long intersection of the Cortaderas Valley with an average grade of 254 g/t silver and 8.8% zinc.

Fiscal stability agreement

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007, the National Customs Authority of Argentina levied an export duty of approximately 10% on concentrates for projects with fiscal stability agreements predating 2002. The Company has been advised that the Pirquitas mine is subject to this export duty despite rights under the fiscal stability agreement from 1998. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial court for repayment of export duties paid on silver concentrates and for an order to cease payment of the export duty until the matter is decided by the court. An order was granted in favor of Mina Pirquitas effective September 29, 2010 to cease paying the export duty on silver and tin concentrates pending the court’s decision on the legality of the export duty. In April 2012, the federal government appealed this decision. In regards to Mina Pirquitas’ challenge on the legality of the export duty, in August 2012, the federal court rejected the government’s motion to dismiss the lawsuit on the grounds that Mina Pirquitas did not stipulate the refundable amount. The federal government has also appealed this decision.

Until the order to cease payment was granted in 2010, the Pirquitas mine had paid $6.6 million in export duties against which it has filed for recovery. In accordance with this order, the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. At September 30, 2012, the Company had accrued a liability totaling $25.8 million, with a corresponding impact on cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the Consolidated Statement of Income (Loss) for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain. The accrued export duty also has a significant impact on the Company’s total cash cost per ounce calculation. If resolved in the Company’s favour, the impact would be to reduce cash costs per ounce by approximately 10% of the net sales price on a per ounce basis.

In 2011, the government of Argentina announced a decree that requires all funds from mining export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina. Each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this tax. Although the aforementioned fiscal stability agreement also includes stability over foreign exchange controls, the government removed such benefits with this decree.

5. REVIEW OF PROJECTS

Pitarrilla, Mexico

A total of $19.4 million was spent during the nine months ended September 30, 2012 at the wholly-owned Pitarrilla project located in the State of Durango, Mexico compared to $14.4 million in the first nine months of 2011. The Company is preparing a feasibility study which continues to be on schedule for completion by the end of 2012.

Earlier in 2012, as the feasibility study progressed, the decision was made to extend the scope to carry out additional work that has the potential to add value or reduce the risk of the project. Additional work included:

  34 in-fill drill holes for a total of 3,400 metres in the upper zones of the oxide deposit;

  33 close-spaced drill holes for a total of 8,500 metres for geostatistical studies to refine the mineral reserve model;

  Milling optimization studies; and

  Confirmation of sulphide flotation recoveries in the upper zones of the project.

Due to deferrals and delays of other mine construction projects across the industry, the associated timelines for delivery of the Company’s key mining and processing equipment have reduced. As a result, the Company no longer plans to fast-track pre-construction expenditures and will instead only incur ancillary infrastructure expenditures until a construction decision is made.

As previously disclosed, the feasibility study is based on a 16,000 tonnes per day open-pit project which would position Pitarrilla as one of the world’s largest primary silver mines with a life in excess of 20 years. These facilities are expected to produce silver doré, and separate lead and zinc concentrates containing payable silver.

The design of the open pit anticipates starting in the upper and mid-level oxide and transitional ores, then extending into the higher grade sulphide ores in the basal conglomerate zone and finally bottoming out in the upper levels of sulphide mineralization in sedimentary structures below the conglomerate. This mining operation will leave the middle and lower zones of the sedimentary structures intact for subsequent potential underground mining.

The Company continues to negotiate for the remaining land access rights. The EIA for certain parts of the project infrastructure was approved during the third quarter of 2012 and work on the overall project EIA continues and will be filed once all land access has been obtained.

The Company updated the mineral resource estimate for Pitarrilla as of January 31, 2012, as announced in the Company’s news release dated February 27, 2012. The Project currently comprises Measured and Indicated Mineral Resources of 245.0 million tonnes containing 655.7 million ounces of silver at an average grade of 83.3 g/t silver and Inferred Mineral Resources of 31.3 million tonnes containing 65.0 million ounces of silver at an average grade of 64.7 g/t silver, both at a 30 g/t silver cut-off grade. In addition to silver, the deposit also contains Measured and Indicated Mineral Resources of four billion pounds of zinc and two billion pounds of lead2.

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2 The mineral resources estimate for the Pitarrilla Project was prepared by Dr. Warwick Board, Ph.D. (Geology), P.Geo. and presented in a news release dated February 27, 2012, in accordance with the standard of the Canadian National Instrument 43-101 and the definitions of the CIM standards.

San Luis, Peru

A total of $5.7 million was spent during the nine months ended September 30, 2012 at the wholly-owned San Luis project in Peru compared to $4.9 million in the first nine months of 2011.

The EIA for the mining operation of the Ayelen deposit was approved on September 10, 2012 which was a significant milestone for the Project. Long-term land access negotiations are continuing with one of the two local communities which controls the rights to surface lands on which the future mine would be located. An agreement with the other community was completed in late 2011. With the EIA approved, completion of the final land access agreement will enable permit applications to be submitted and a development decision to be made.

During the third quarter, the Company received approval for an exploration EIA, allowing for an exploration drilling campaign at the BP Zone, a high-potential porphyry copper target, located about 4.5 kilometres southeast of the Ayelen deposit. This target is located in an area where land access has been previously granted by the local community. The Company requires a water permit before it can commence the planned 2,500 metre drill campaign and expects to receive the permit before the end of 2012.

The San Luis project comprises Proven and Probable Mineral Reserves of 0.5 million tonnes containing 7.2 million ounces of silver at an average grade of 446 g/t silver and 0.29 million ounces of gold at an average grade of 18 g/t gold within the Ayelen vein, with other identified veins on the 35,000 hectare property requiring further exploration3.

San Agustin, Mexico

A total of $0.6 million was spent during the nine months ended September 30, 2012 at the Company’s wholly-owned San Agustin project located in Durango State, Mexico, consistent with the $0.5 million spent during the first nine months of 2011. Most of the expenditure was incurred on property holding costs and other administrative expenses.

Negotiations continued with the parties that control the surface rights covering the Company’s mineral concessions and surrounding areas. Once land access agreements are in place, a 5,000 metre diamond drilling program will be initiated. The primary objective of the drilling campaign is to expand the near-surface oxidized gold mineral resource. In addition, drilling will be performed to initiate geotechnical, geomechanical and metallurgical studies4.

The San Agustin project currently comprises an Indicated Mineral Resource of 121 million tonnes containing 47.8 million ounces of silver at an average grade of 12.3 g/t silver and 1.59 million ounces of gold at an average grade of 0.4 g/t gold, along with an Inferred Mineral Resource of 91.2 million tonnes containing 36.9 million ounces of silver at an average grade of 12.6 g/t silver and 1.06 million ounces of gold at an average grade of 0.36 g/t gold.

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3 The reserve estimate for the San Luis Project was prepared by Steve L. Milne, P.E of Tucson, AZ and presented in a technical report dated June 4, 2010, in accordance with the standard of the Canadian National Instrument 43-101 and the definitions of the CIM standards.
4 The resource estimate for the San Agustin Project was prepared by Wardrop, A Tetra Tech Company of Vancouver, British Columbia and presented in a technical report dated March 2009 and filed on SEDAR, in accordance with the standard of the Canadian National Instrument 43-101 and the definitions of the CIM standards.

Diablillos, Argentina

A total of $1.1 million was spent during the nine months ended September 30, 2012 at the Company’s wholly-owned Diablillos project (which is located 275 kilometres south of the Pirquitas mine in northwestern Argentina) compared to $1.9 million in the first nine months of 2011.

A diamond drilling program of 1,800 metres is planned for the fourth quarter. The drill holes will test zones of gold and silver mineralization that lie peripheral to the Oculto deposit where there is an Indicated Mineral Resource of 21.6 million tonnes containing 77.1 million ounces of silver at an average grade of 111 g/t silver and 640,000 ounces of gold at an average grade of 0.9 g/t gold, with additional Inferred Mineral Resources of 7.2 million tonnes containing 6.3 million ounces of silver at an average grade of 27 g/t silver and 0.19 million ounces of gold at an average grade of 0.8 g/t gold5.

Other Exploration Projects

In addition to the above-mentioned drilling programs, the Company is planning to conduct diamond drilling campaigns on three other properties in the final quarter of 2012. Combined, this will amount to more than 7,800 metres of drilling in Mexico and the USA.

In Mexico, 3,000 metres of drilling are planned to test silver and gold targets on the Valenciana property, while another 1,800 metres will be drilled on the San Patricio property in the Parral mining district.

In the southwestern USA, a 3,000 metre diamond drilling program is scheduled for the Saddleback property that straddles the New Mexico-Arizona state border. This property covers extensive hydrothermal rock alteration that is anticipated to be related to a system of epithermal veins potentially hosting economic gold-silver mineralization.

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5 The resource estimate for the Diablillos Project was prepared by Wardrop Engineering Inc. of Vancouver, British Columbia and presented in a technical report dated July 27, 2009, in accordance with the standard of the Canadian National Instrument 43-101 and the definitions of the CIM standards.

6. SUMMARIZED FINANCIAL RESULTS

The following table sets out selected results for each of the nine most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2012			2011				2010
	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
Revenue	73,524	42,412	38,406	14,369	26,152	47,271	60,053	45,077	41,557
Income (loss) from mine operations	16,469	6,758	6,245	(3,270)	11,492	15,838	27,859	24,975	7,426
Net income (loss) after tax	(2,491)	34,544	(1,075)	2,584	21,836	45,765	9,943	361,623	(10,407)

Basic earnings (loss) per share	(0.03)	0.43	(0.01)	0.03	0.27	0.57	0.12	4.64	(0.13)
Diluted earnings (loss) per share	(0.03)	0.43	(0.01)	0.03	0.27	0.57	0.12	4.62	(0.13)

Cash and cash equivalents	353,439	351,780	293,294	329,055	355,903	368,759	260,733	232,311	35,839
Total assets	1,343,382	1,322,520	1,288,122	1,276,102	1,249,570	1,252,360	1,178,644	1,147,990	717,749
Working capital	396,251	377,902	301,492	399,089	428,627	418,812	335,764	306,891	65,201
Non current financial liabilities	-	-	-	126,555	182,018	171,203	174,497	137,860	144,827

Three months ended September 30, 2012 compared to the three months ended September 30, 2011

The Company recorded a net loss for the three months ended September 30, 2012 of $2.5 million ($0.03 per share) compared to a net income of $21.8 million ($0.27 per share) in the third quarter of 2011. The following is a summary and discussion of significant components of income and expenses recorded during the quarter compared to the same period in the prior year.

In the third quarter of 2012, the Company recorded total revenues from the Pirquitas mine of $73.5 million from the sale of 2.8 million ounces of silver and 2.2 million pounds of zinc. Sales made in the period realized an average silver price of $29.37 per ounce, excluding the impact of period-end price adjustments, and an average zinc price of $0.83 per pound. This is compared with the third quarter of 2011, when the Company recorded revenues of $26.2 million from the sale of 0.7 million ounces of silver at an average realized price of $39.88 per ounce, and 3.9 million pounds of zinc at an average price of $1.01 per pound. The increase in revenue is primarily the result of higher silver ounces sold and a $4.7 million positive mark to market adjustment from the finalization of silver sales in the third quarter of 2012, partially offset by lower silver prices.

Cost of sales for the third quarter of 2012 was $57.1 million compared to $14.7 million in the third quarter of 2011. On a per ounce basis, the cost of inventory was marginally higher in the third quarter of 2012 due to increasing costs. Depreciation, depletion and amortization per ounce was significantly higher in 2012 due to the reduction of the mine life resulting from a reserve reduction reported in the fourth quarter of 2011, which accelerated the charge on many assets. Export duties continue to be accrued with $5.7 million included in cost of sales in the third quarter. If the legal claim is concluded in the Company’s favour, any such benefit would be recognized in the period the claim is settled.

Income from mine operations was $16.5 million in the third quarter of 2012 compared to $11.5 million in the third quarter of 2011. Net margins, therefore, reduced from 44% in the third quarter of 2011 to 22% in the third quarter of 2012. As noted above, cost of inventory on a per ounce basis in the third quarter of 2012 was consistent with the same period in 2011 and therefore, the reduction in margin is principally due to the $10.51 per ounce reduction in the realized silver price and the $3.07 per ounce increase in depreciation, depletion and amortization.

General and administrative expenses for the three months ended September 30, 2012 were $4.5 million, as compared with $6.7 million for the third quarter of 2011, principally due to the reversal of certain over accruals in the second quarter and a reallocation of corporate costs. Expensed exploration costs of $4.8 million for the third quarter of 2012 and $1.7 million in the third quarter of 2011 relate primarily to the current drilling program at the Pirquitas mine, which is focused on the Cortaderas Valley area. Results have been reported in the new releases dated July, 25, 2012, September 11, 2012 and further on November 7, 2012. Exploration costs at operating properties are expensed, consistent with the Company’s accounting policy.

Other income (other expenses) comprised the following for the three months ended September 30:

	2012	2011
	$000's	$000's
Gain on dilution of associate	2,580	1,803
Share of net (loss) of associate	(674)	(624)
Unrealized gain on financial instruments at FVTPL	113	5,362
Gain on sale of marketable securities	-	5,453
Write-off of mineral property costs	-	(4,514)
Miscellaneous expense	(232)	(92)
	1,787	7,388

The unrealized gain on financial instruments at fair value through profit and loss (“FVTPL”) in the current quarter is a gain on the re-measurement of the convertible note derivative liability, while in the third quarter of 2011 also includes the re-measurement of the warrant liability. A gain of $0.1 million was recorded in the third quarter of 2012 compared to a net gain of $5.4 million in the third quarter of 2011. Since the acquisition of the Company’s interest in Pretium in December 2010, the Company is required to record its share of Pretium’s losses, which were $0.7 million in the third quarter of 2012 and $0.6 million in the third quarter of 2011. In addition, the Company recorded a dilution gain of $2.6 million on its investment in Pretium in the third quarter of 2012. This non-cash gain arose because Pretium completed a private placement in which the Company did not participate.

The Company recorded a foreign exchange loss for the three months ended September 30, 2012 of $1.0 million compared to a loss of $5.2 million in the third quarter of 2011. The Company’s main exposure to foreign exchange are net monetary assets denominated in Canadian dollars and Argentine pesos. During the third quarter of 2012, the Canadian dollar strengthened, while the Argentine peso weakened against the U.S. dollar, which resulted in the recorded foreign exchange loss.

In the three months ended September 30, 2012, the Company recorded an income tax expense of $4.7 million compared to an income tax expense of $30.9 million in the third quarter of 2011. The income tax expense is the result of profitable operations at Pirquitas and the continued devaluation of the Argentine Peso against the USD, which increased the deferred income tax liability balance and therefore increased tax expense. This was slightly offset by recoveries in other jurisdictions.

Nine months ended September 30, 2012 compared to the nine months ended September 30, 2011

The Company recorded net income for the nine months ended September 30, 2012 of $31 million ($0.38 per share) compared to a net income of $77.6 million ($0.97 per share) in the same period of 2011. The following is a summary and discussion of significant components of income and expenses recorded during the nine months ended September 30, 2012 compared to the same period in the prior year.

In the nine months ended September 30, 2012, the Company recorded total revenues from the Pirquitas mine of $154.3 million from the sale of 6.2 million ounces of silver and 5.7 million pounds of zinc. Sales made in the period realized an average silver price of $30.28 per ounce, excluding the impact of period-end price adjustments, and an average zinc price of $0.89 per pound. This is compared with the first nine months of 2011, when the Company recorded revenues of $133.5 million from the sale of 4.3 million ounces of silver at an average realized price of $36.29, and 9.7 million pounds of zinc at an average price of $1.04 per pound. The increase in silver revenue in the first nine months of 2012 compared to 2011 is due to higher silver sales volumes, a $1.8 million positive mark to market adjustment from the finalization of silver sales, offset by lower silver prices as compared to 2011 and lower zinc sales volumes.

Cost of sales for the nine months ended September 30, 2012 was $124.9 million compared to $78.3 million in the first nine months of 2011. This is largely due to the higher volume of silver sales in 2012. Costs were also higher on a per ounce basis, although offset to some extent by lower export duties, which are based on the price of silver. Depreciation, depletion and amortization per ounce was higher in 2012 due to the reduction of the mine life in the fourth quarter of 2011, which accelerated the charge on many assets. Export duties continue to be accrued which approximate 10% of gross sales value, and therefore were lower on a per ounce basis in 2012 due to lower silver prices. A total of $13.6 million is included in cost of sales in the nine months ended September 30, 2012. If the legal claim is concluded in the Company’s favour any such benefit would be recognized in the period the claim is settled.

Income from mine operations was $29.5 million in the nine months ended September 30, 2012 compared to $55.2 million in the first nine months of 2011. Margins therefore reduced from 41% in the first nine months of 2011 to 19% in the first nine months of 2012. Although cost of sales on a unit basis in the first nine months of 2012 was 12% higher than the same period in 2011, the most significant factor impacting margins was the $6.01 per ounce reduction in the silver price and $2.52 per ounce increase in depreciation, depletion and amortization.

General and administrative expenses for the nine months ended September 30, 2012 were $17.8 million compared with $20.3 million for the same period of 2011, principally due to a reallocation of corporate costs. Expensed exploration costs of $8.0 million for the nine months ended September 30, 2012 and $5.1 million in the first nine months of 2011 relate primarily to the aforementioned drilling programs at the Pirquitas mine. Exploration costs at operating properties are expensed, consistent with the Company’s accounting policy.

Other income (other expenses) comprised the following for the nine months ended September 30:

	2012	2011
	$000's	$000's
Dividend income	356	-
Gain on sale of other invesments	4,853	-
Gain on dilution of associate	15,839	1,803
Share of net (loss) of associate	(2,603)	(4,616)
Unrealized gain (loss) on financial instruments at FVTPL	(2,575)	13,477
Gain on sale of marketable securities	-	5,453
Reversal of impairment of convertible debenture	-	2,400
Write-off of mineral property costs	86	(4,514)
Miscellaneous expense	(142)	(205)
	15,814	13,798

The unrealized gain (loss) on financial instruments at FVTPL is primarily related to a loss from the warrant liability partially offset by a gain on the re-measurement of the convertible note derivative liability. A loss of $2.6 million was recorded in the nine months ended September 30, 2012 compared to a gain of $13.5 million in the first nine months of 2011. Since the acquisition of the Company’s interest in Pretium in December 2010, the Company is required to record its share of Pretium’s losses, which were $2.6 million in the nine months ended September 30, 2012 and $4.6 million in the first nine months of 2011. In addition, the Company recorded dilution gains totalling $15.8 million on its investment in Pretium in the nine months ended September 30, 2012. This non-cash gain arose because Pretium completed two private placements and a prospectus offering in which the Company did not participate. The Company disposed of its Canadian asset-backed commercial paper (ABCP), following improved liquidity in that market. These assets had been previously written off, resulting in a gain of $4.9 million during the nine month period ended September 30, 2012.

The Company recorded a foreign exchange loss for the nine months ended September 30, 2012 of $3.9 million compared to a loss of $3.1 million in the first nine months of 2011. The Company’s main exposure to foreign exchange are net monetary assets denominated in Canadian dollars and Argentine pesos. During the nine months ended September 30, 2012, the Canadian dollar has been broadly consistent with the U.S. dollar generating limited foreign exchange gains or losses; the loss recorded was therefore primarily because the Argentine peso steadily weakened against the U.S. dollar.

In the nine months ended September 30, 2012, the Company recorded an income tax expense of $16.3 million compared to an income tax expense of $41.7 million in the first nine months of 2011.The effective rate of approximately 34% is the result of profitable operations at the Pirquitas mine at a higher effective tax rate, offset by the sale of Pretium shares which are taxed at the lower capital gains rate in Canada of 12.5% .

7. LIQUIDITY

At September 30, 2012, the Company had $353.4 million of cash and cash equivalents, an increase of $24.4 million from December 31, 2011. Of this total amount, $305.6 million is held in Canada and the United States. Working capital was $396.3 million at September 30, 2012 compared to $399.1 million at December 31, 2011.

During the three and nine months ended September 30, 2012, the Company’s operating activities generated cash of $1.3 million and used $7.9 million, respectively. The three and nine months ended September 30, 2011 used $15.8 million and generated $12.9 million, respectively. The cash generated in the three months ended September 30, 2012 was due to elevated sales in the period and a strong silver price environment.

During the nine months ended September 30, 2012 there were significant changes to working capital. The convertible notes with face value of $138.0 million were reclassified as current liabilities, due to the holders’ right to require the Company to redeem the notes in full, or in part, on March 1, 2013. The Company also received C$71.0 million from the sale of 5.7 million common shares of Pretium upon the exercise of share purchase warrants issued as part of the 2011 secondary offering.

In addition, during the nine months ended September 30, 2012, the Company had $29.6 million in VAT refunded and a further $33.3 million VAT receivable approved for refund by the Argentine government. The approved VAT was reclassified from non-current to current assets.

Inventory increased by $21.3 million through the first nine months of 2012 to $122.4 million primarily as a result of increasing production costs. The Company is currently shipping in excess of its production levels and thus anticipates realizing a portion of this value through the remainder of 2012.

At September 30, 2012, the Company owned 18,985,807 shares of Pretium which are held at cost on the Statement of Financial Position. The market value of these shares was approximately C$245 million as at September 30, 2012.

The Company’s financial position at September 30, 2012 and projected operating cash flows are believed to be sufficient to fund currently-planned capital and exploration expenditures over the next twelve months and to discharge liabilities as they come due, including the potential mandatory redemption of the outstanding convertible notes in March 2013.

8. CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents as follows:

	September 30	December 31
	2012	2011
	$000s	$000s
Share capital	706,901	705,876
Convertible notes	133,073	125,313
	839,974	831,189

Less: cash and cash equivalents	(353,439)	(329,055)
	486,535	502,134

At September 30, 2012, there was no externally-imposed capital requirement to which the Company was subject and with which the Company had not complied.

As at September 30, 2012, the Company had 80,747,767 common shares outstanding and 2,038,563 million stock options outstanding which are exercisable into common shares at exercise prices ranging between C$11.50 and C$36.14.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at November 7, 2012, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,747,767
Stock options	2,023,563	11.68 - 36.14	0.2 - 9.1
Fully diluted	82,771,330

The Company’s Board of Directors adopted a Shareholder Rights Plan on March 9, 2012 which is more fully described in the Company’s news release dated March 12, 2012.

9. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management strategy seeks to reduce potential adverse effects on the Company’s financial performance. Risk management is carried out under policies approved by the Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign exchange, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company’s use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

The risks associated with the Company’s financial instruments, and the policies on how the Company mitigates those risks are set out below. This is not intended to be a comprehensive discussion of all the risks facing the Company.

a) Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which the Company is exposed are price risk, foreign exchange risk and interest rate risk.

(i) Price Risk

This is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no significant change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to this risk during the nine months ended September 30, 2012.

(ii) Currency Risk

Currency risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency; exchange gains and losses in these situations impact earnings. The Company’s sale of silver and zinc are denominated in U.S. dollars and thus the risk is related to costs incurred and other non-U.S. dollar financial instruments. The requirement to repatriate export revenues into Argentina results in the Company holding significant Argentine peso cash balances from time to time while approvals to repatriate funds are sought. A sudden devaluation of the Argentine peso may materially impact the value of any Argentine peso denominated cash funds in U.S. dollar terms.

There has been no significant change in the Company’s objectives and policies for managing this risk, during the nine months ended September 30, 2012. The Company’s Argentine peso cash balances have increased which increases the potential impact of a sudden devaluation in the Argentine peso as discussed above, but there are no other significant changes in its exposure to currency risk.

(iii) Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents because they are the only financial instruments the Company holds that earns interest based on variable market interest rates. The long-term convertible notes have fixed interest rates and therefore are not exposed to fluctuations in interest rates, although a change in interest rates would impact the fair value of the instruments. However, because the Company records the notes at amortized cost there would be no impact on the financial results of the Company. The Company actively monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk.

There has been no significant change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to this risk during the nine months ended September 30, 2012.

b) Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company’s credit risk is limited to the collectibility of receivable balances in the ordinary course of business and the quality of its financial investments.

There have been no significant changes in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to this risk during the nine months ended September 30, 2012.

The Company also has credit risk through its significant VAT receivable balance that is collectible from the government of Argentina. Due to the legislative rules and the complex collection process, the Argentine VAT receivable is classified as non-current until it is approved by the government; thereafter, it is reclassified to current as the Company has greater certainty of the ability to collect within twelve months. During the nine months ended September 30, 2012 the Company received approval from the Argentine government for $71.6 million of VAT which reduces credit risk as approved VAT credits are saleable to a variety of commercial counterparties, and during the nine month period $29.6 million was sold. Legislative changes in October 2012 have tightened controls over the VAT collection process. The Company is assessing whether this will have any impact on its ability to recover outstanding VAT balances.

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations over financial instruments as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations, expansion and development plans, and by managing its capital structure. The Company’s objective is to ensure that there are sufficient committed financial resources to meet its business requirements for a minimum of twelve months.

There have been no significant changes in the Company’s objectives and policies for managing this risk. During the nine months ended September 30, 2012 the Company reclassified the convertible notes from long-term to current liabilities due to the holders’ redemption option on March 1, 2013 being within one year. There were no other significant changes to the Company’s exposure to this risk during the nine months ended September 30, 2012.

In the opinion of management, even with the potential redemption of convertible notes in March 2013, working capital at September 30, 2012 together with future cash flows from operations is expected to be sufficient to support the Company’s commitments through the next twelve months. For periods beyond 2012, the current working capital and cash flows from operations are expected to support further development, exploration and growth.

The Company has no off balance sheet arrangements.

10. OTHER RISKS AND UNCERTAINTIES

During the nine months ended September 30, 2012, there were no significant changes to the Company’s exposure to risks and uncertainties from those described in the MD&A for the year ended December 31, 2011, including risks relating to the Company’s foreign operations and environmental regulation.

For further information regarding the Company’s risks, please refer to the section entitled ‘Risk Factors’ in the ‘Annual Report on Form 20-F’ and Annual Information Form for the year ended December 31, 2011, which is available at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

11. RELATED PARTY TRANSACTIONS

The Company did not enter into any related party transactions during the nine months ended September 30, 2012, other than the repayment of $0.5 million in legal costs owing to Pretium.

12. SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

At the beginning of the nine month period ended September 30, 2012, the Company’s ownership interest in Pretium was 28.39%. This interest was reduced by a private placement Pretium undertook in February 2012, a prospectus offering in May 2012, the sale of 5,677,526 shares following the exercise of warrants, and another private placement by Pretium in August 2012. As at September 30, 2012 the Company owned 18,985,807 shares which constituted a 20.02% ownership.

The following table presents the unaudited assets, liabilities, revenues, and net loss of Pretium:

	September 30, 2012	December 31, 2011
	$000's	$000's

Assets	649,797	506,167

Liabilities	(18,518)	(7,350)

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
	$000's	$000's	$000's	$000's
Revenues	-	-	-	-

Net loss	3,371	369	11,259	10,417

13. NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-GAAP financial measures – Cash cost per ounce of silver

The Company uses the non-GAAP measures of direct mining cost, total cash cost and total production cost per ounce of silver to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a quarterly reconciliation of direct mining cost, total cash cost and total production cost to cost of inventory, as reported in the Company’s unaudited consolidated interim statement of income (loss):

	September 30	June 30	March 31	December 31	September 30
	2012	2012	2012	2011	2011
	$000's	$000's	$000's	$000's	$000's

Cost of inventory per Statement of Income (Loss)	38,545	23,786	19,494	12,013	11,532
Movement in inventory	(10,385)	2,636	6,266	14,357	14,892
Other adjustments	-	-	(4)	(156)	-
Direct mining cost	28,160	26,422	25,756	26,215	26,424
Third party smelting, refining and transportation costs	17,231	14,023	14,526	4,614	8,620
By-product credits	(88)	(503)	(647)	(992)	(1,645)
Royalties & production taxes	6,626	4,287	4,444	1,193	204
Total cash cost	51,929	44,229	44,079	31,029	33,603

Depreciation, depletion and amortization per Statement of Income (Loss)	12,790	8,149	8,566	3,107	2,410
Movement in inventory	(1,556)	2,322	2,427	9,081	4,031
Total production cost	63,163	54,700	55,072	43,217	40,044

Production (ounces)	2,163,179	2,021,177	2,171,588	1,751,398	1,631,281

Direct mining cost ($/oz)	13.02	13.07	11.86	14.97	16.20
Total cash cost ($/oz)	24.01	21.88	20.30	17.72	20.60
Total production cost ($/oz)	29.20	27.06	25.36	24.68	24.55

Third party smelting, refining and transportation costs and export duties are incurred in the period based on silver ounces sold rather than produced. These charges totaled $23 million in the third quarter of 2012. Therefore, on a per ounce sold basis, these charges equal $8.29 per ounce, $2.32 per ounce lower than reported in our total cash cost reporting which reports these charges per ounce produced. Management believes assessing this portion of total cash costs on a per ounce sold basis is more representative of cost performance in periods in which sold silver ounces are materially higher or lower than produced silver ounces.

Non-GAAP financial measures – adjusted net (loss)

The Company has included the non-GAAP financial performance measure of adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net loss to the unaudited consolidated interim statement of income (loss):

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
	$000's	$000's	$000's	$000's

Net (loss) income attributable to shareholders	(2,491)	21,836	30,977	77,545

Adjusted for:
Loss on sale and write off of mineral properties	-	(46,845)	86	(46,022)
Gain on partial disposal of associate	-	-	(49,082)	(39,266)
Unrealised (gain) loss on financial instruments at FVTPL	(113)	(5,362)	2,575	(13,477)
Gain on dilution of associate	(2,580)	(1,803)	(15,839)	(1,803)
Gain on sale of other invesments	-	-	(4,853)	-
Share of loss of associate	674	624	2,603	4,616
Adjusted net (loss)	(4,509)	(31,550)	(33,533)	(18,407)

Weighted average shares outstanding (000's)	80,748	80,549	80,743	80,223

Adjusted basic (loss) earnings per share ($)	(0.06)	(0.39)	(0.42)	(0.23)

14. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

The Company has prepared its unaudited consolidated interim financial statements in accordance with IFRS as issued by the IASB. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC”) and the former Standing Interpretations Committee (“SIC”). The unaudited consolidated interim financial statements have been prepared in accordance with IFRS and interpretations effective as of November 7, 2012, the date of this report. Note 2 of the December 31, 2011 audited consolidated financial statements provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on the Company’s financial statements or may have an impact in future periods.

The accounting policies applied in the preparation of the Company’s unaudited consolidated interim financial statements for the three and nine months ended September 30, 2012 are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2011.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

There have been no changes to the Company’s critical accounting estimates since December 31, 2011. Readers are encouraged to refer to the critical accounting policies and estimates as described in the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2011.

Changes in Accounting Standards

The Company has evaluated the changes in accounting standards which will become effective in 2013. The Company anticipates the most significant of these changes to be:

Stripping costs in the production phase of a surface mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine, effective for annual periods beginning on or after January 1, 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

15. INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended September 30, 2012 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

16. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the property is developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management and relate to, among other things: future production of silver and other metals; future cash costs per ounce of silver and other metals; the price of silver and other metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Pitarrilla and San Luis projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at the Company’s Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “scheduled” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas mine; uncertainty of production at the Company’s mineral exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants given with respect to the Company’s 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserves; changes in national and local legislation, taxation, exchange controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business, including without limitation recent import and export regulations in Argentina that may impact cash flow, concentrate sales and importation of goods and services required for the Pirquitas mine; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; the Company’s ability to maintain adequate internal control over financial reporting; the fut ure value of Pretium’s shares and the Company’s ability to monetize the full value of the Company’s interest in Pretium; and those factors identified under the heading “Risk Factors” in the Company’s most recent Form 20-F (which constitutes Silver Standard’s Annual Information Form for Canadian Securities law purposes) filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘Other Risks and Uncertainties’. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. The Company advises U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.